Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, September 23 2015

APPOINTMENT OF NEW NON EXECUTIVE DIRECTOR

•    MOKO Social Media appoints Emma Waldon to the Board

MOKO Social Media (NASDAQ:MOKO – ASX:MKB) has appointed Emma Waldon to the Company’s Board as a Non-Executive Director with effect from 1 October 2015.

Emma has diverse global corporate advisory, capital markets and corporate governance experience having held roles in accounting and debt and equity capital markets in Australia and the United Kingdom. She has been MOKO’s Company Secretary since 1st January 2015 and also holds the role of Company Secretary of Hazer Group Limited.

Emma qualified as a Chartered Accountant with Ernst & Young in Perth, worked as an Equities Analyst with Euroz Securities and spent 9 years in London with Bank of Scotland and Lloyds Bank originating and re-structuring debt finance for private equity buy-outs of businesses across Europe. She was most recently a Director within Deloitte’s financial advisory services division in Perth.

Emma holds a Bachelor of Commerce from the University of Western Australia, is a member of the Institute of Chartered Accountants of Australia, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

“We are delighted that Emma has agreed to expand her role with the Company by joining the Board,” said MOKO Social Media Chairman, Greg McCann. “Emma has been providing valuable advice to the Board as Company Secretary and her corporate governance and capital markets experience will be an asset to the Company as we execute our US growth strategy and manage operations and stock exchange listings in Australian and the US.”

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

For more information contact:

US:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Unique Visitors (MUV’s) were 10.1 million as at June 2015 and its Monthly Social Reach (MSR) is currently around 179 million people. MOKO aims to reach 10-15 million MUV’s by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.